UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

July 27, 2005

_____

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; dependence on customers' capital spending policies and government funding policies; use and protection of intellectual property; exposure to product liability claims in excess of insurance coverage; retention of contingent liabilities from businesses that the Registrant sold; realization of future savings from new productivity initiatives; implementation of the Registrant's branding strategy; implementation of strategies for improving internal growth; the effect of exchange rate fluctuations on international operations; identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions. While the Registrant may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and, therefore, these forward-looking statements should not be relied upon as representing the Registrant's views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02 Results of Operations and Financial Condition.

On July 27, 2005, the Registrant announced its financial results for the fiscal quarter ended July 2, 2005. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated July 27, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 27th day of July, 2005.

THERMO ELECTRON CORPORATION

By:　/s/ Peter E. Hornstra
　　　Peter E. Hornstra
　　　Corporate Controller and Chief Accounting
　　　Officer

Thermo
ELECTRON CORPORATION

News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermo.com
Website: www.thermo.com

Investor Contact Information:
Kenneth J. Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermo.com

Thermo Electron Reports 24% Revenue Growth and Strong Operating Results in Second Quarter 2005

WALTHAM, Mass., July 27, 2005 – Thermo Electron Corporation (NYSE: TMO) today reported revenues of $654 million in the second quarter of 2005, compared with $525 million in 2004 – a 24% increase. The revenue growth includes the effect of acquisitions (15%) and currency translation (2%). GAAP diluted earnings per share (EPS) were $.37 in the 2005 quarter, compared with $.54 in the year-ago period (which included a gain of $.24 from discontinued operations). GAAP operating income in 2005 decreased 10%, and GAAP operating margin was 8.1%, versus 11.2% in 2004, due to amortization and purchase accounting adjustments related to recent acquisitions.

Adjusted EPS grew 24% to $.36 in the second quarter of 2005, compared with $.29 in the year-ago quarter. Adjusted operating income increased 31% to record second quarter levels since the company's reorganization in 2000. Adjusted operating margin rose to 13.2%, versus 12.5% in 2004.

Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed at the end of this press release under the heading, "Use of Non-GAAP Financial Measures."

Second Quarter Highlights

- Revenues grew 24%
- Adjusted EPS increased 24%
- Adjusted operating income rose 31%
- Integration of recent acquisitions progressing well, adding more than $400 million in annual revenues
- New-generation hybrid mass spectrometer introduced

"We had excellent performance this quarter, with considerable growth in revenues, adjusted EPS and adjusted operating income," said Marijn E. Dekkers, president and chief executive officer of Thermo Electron. "Higher demand for our products and services across the board was driven by improvement in our life sciences markets and continued strength in industrial and environmental markets.

"As we expected, Thermo is clearly gaining momentum going into the second half of 2005. The integration of the Kendro, Niton and R&P acquisitions is proceeding very well. In addition, our aggressive internal R&D efforts continue to distinguish Thermo as the technology leader, with the recent launch of our LTQ Orbitrap™ hybrid system hailed the most significant mass spectrometry breakthrough since the introduction of the ion trap. By extending our range of integrated solutions, we are enabling our customers to push the limits of what they can accomplish in their laboratory, manufacturing and field applications."

Mr. Dekkers added, "These results put us on track to achieve the growth goals we have set for the year. To reiterate, we expect to report adjusted EPS of $1.49 to $1.54 in 2005, an increase of 19 to 23% over last year's $1.25. We expect to report a 20 to 22% increase in revenues for the full year, in the range of $2.65 to $2.69 billion." (This adjusted EPS guidance, which is a non-GAAP measure, excludes approximately $.11 of expense per quarter from the amortization of acquisition-related intangible assets for acquisitions completed through the first half of 2005 and certain other items detailed at the end of this press release under the heading, "Use of Non-GAAP Financial Measures.")

Life and Laboratory Sciences

The Life and Laboratory Sciences segment reported a 32% revenue increase in the second quarter of 2005 to $487 million, versus $370 million in the 2004 quarter. GAAP operating income for the segment declined 8% in the 2005 quarter, and GAAP operating margin was 10.1%, versus 14.4% a year ago. Adjusted operating income grew 35% in the 2005 period, and adjusted operating margin increased to 16.0%, compared with 15.6% in 2004.

Measurement and Control

Revenues in the Measurement and Control segment grew 7% to $166 million in the second quarter of 2005, compared with $155 million a year ago. GAAP operating income for the segment decreased 3% in the 2005 quarter, and GAAP operating margin was 7.3%, compared with 8.0% last year. Adjusted operating income grew 9% in the 2005 period, and adjusted operating margin increased to 9.5%, over 9.3% in 2004.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS and adjusted operating income also exclude certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards and the impact of the resolution of significant tax audits. In addition, our adjusted EPS guidance excludes results of pending acquisitions and the impact of accounting principles not yet adopted. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

Specifically:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities, in connection with the final phase of our overall reorganization, which we substantially completed in 2004. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude charges relating to the sale of inventories revalued at the date of acquisition, as we believe these charges are not indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of the resolution of significant tax audits, which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. We exclude gains/losses from the sale of our equity interests in Newport Corporation and Thoratec Corporation, as well as other items such as the sale of a business or real estate and the early retirement of debt. (During the quarter, we sold our remaining shares of Newport and Thoratec.)

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as the timing of completion of and results from pending acquisitions, the impact of accounting principles not yet adopted and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Electron will hold its earnings conference call today, July 27, at 9:00 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S., or 973-633-6740 outside the U.S. You may also listen to the call live on the Web by visiting http://www.thermo.com. Click on "About Thermo," then "Investors." An audio archive of the call will be available in that section of our Web site until Friday, August 26, 2005. You will also find this press release, including the accompanying reconciliation of non-GAAP financial measures, under the heading "Press Releases," and related information under the heading "Financial Reports," in the Investors section of our Web site.

About Thermo Electron

Thermo Electron Corporation is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world a healthier, cleaner and safer place. Thermo's Life and Laboratory Sciences segment provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories. Thermo's Measurement and Control segment is dedicated to providing analytical instruments used in a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security. Based near Boston, Massachusetts, Thermo has revenues of more than $2.7 billion, and employs approximately 11,000 people in 30 countries. For more information, visit www.thermo.com.

of new acquisitions and potential impairment of goodwill from previous acquisitions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statement of Income (unaudited)

(In thousands except per share amounts)	Three Months Ended			
	July 2, 2005		July 3, 2004	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 653,621	$ 653,621	$ 525,309	$ 525,309
Costs and Operating Expenses:				
Cost of revenues (c)	366,166	354,701	286,424	286,088
Selling, general and administrative expenses	173,484	173,484	140,864	140,864
Amortization of acquisition-related intangible assets	19,109	-	5,644	-
Research and development expenses	39,432	39,432	32,592	32,592
Restructuring and other costs, net (d)	2,216	-	815	-
	600,407	567,617	466,339	459,544
Operating Income	53,214	86,004	58,970	65,765
Interest Income	2,591	2,591	1,666	1,666
Interest Expense	(7,287)	(7,287)	(2,694)	(2,694)
Other Income, Net (e)	30,200	2,606	11,695	3,702
Income from Continuing Operations Before Income Taxes	78,718	83,914	69,637	68,439
Provision for Income Taxes (f)	(21,958)	(25,120)	(19,058)	(19,843)
Income from Continuing Operations	56,760	58,794	50,579	48,596
Income from Discontinued Operations (includes income tax benefit of $36,927 in 2004)	-	-	40,501	-
Gain on Disposal of Discontinued Operations (net of income tax provision of $2,034 in 2005)	3,463	-	-	-
Net Income	$ 60,223	$ 58,794	$ 91,080	$ 48,596
Earnings per Share from Continuing Operations:				
Basic	$ .35		$ .31	
Diluted	$ .35		$ .30	
Earnings per Share:				
Basic	$ .37		$ .55	
Diluted	$ .37	$ .36	$ .54	$ .29
Weighted Average Shares:				
Basic	161,255		165,571	
Diluted	164,658	164,658	170,521	170,521

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude charges to cost of revenues (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items (note f) and results of discontinued operations.

(c) Reported results in 2005 include $11,465 of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2004 include $275 of charges for accelerated depreciation on manufacturing equipment being abandoned due to facility consolidations and $61 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2005 include restructuring and other items consisting principally of severance and abandoned facility and other expenses of real estate consolidation, net of a gain on the sale of a building. Reported results in 2004 include restructuring and other items consisting principally of severance, abandoned facility and other expenses of real estate consolidation, gain on the sale of a business and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.

(e) Reported results include $27,594 and $7,993 of net gains from the sale of shares of Newport Corporation and Thoratec Corporation in 2005 and Thoratec Corporation in 2004, respectively.

(f) Adjusted provision for income taxes excludes $3,162 of incremental tax benefit and $115 of incremental tax provision in 2005 and 2004, respectively, for the items in (b) through (e) and $900 in 2004 of tax benefit resulting from a reorganization of the company's subsidiary structure in Europe.

Segment Data (g)(h)(i)(l)

(In thousands except percentage amounts)		Three Months Ended	
		July 2, 2005	July 3, 2004
Life and Laboratory Sciences			
Revenues		$ 487,462	$ 369,823
GAAP Operating Income		49,075	53,311
Cost of Revenue Charges (j)		11,232	275
Restructuring and Other Items (k)		(160)	(779)
Amortization of Acquisition-related Intangible Assets		17,773	4,963
Adjusted Operating Income		$ 77,920	$ 57,770
GAAP Operating Margin		10.1%	14.4%
Adjusted Operating Margin		16.0%	15.6%
Measurement and Control			
Revenues		$ 166,159	$ 155,486
GAAP Operating Income		12,093	12,415
Cost of Revenue Charges (j)		233	61
Restructuring and Other Items (k)		2,168	1,299
Amortization of Acquisition-related Intangible Assets		1,335	681
Adjusted Operating Income		$ 15,829	$ 14,456
GAAP Operating Margin		7.3%	8.0%
Adjusted Operating Margin		9.5%	9.3%
Consolidated (including Corporate Costs)			
Revenues		$ 653,621	$ 525,309
GAAP Operating Income		53,214	58,970
Cost of Revenue Charges (j)		11,465	336
Restructuring and Other Items (k)		2,216	815
Amortization of Acquisition-related Intangible Assets		19,109	5,644
Adjusted Operating Income		$ 86,004	$ 65,765
GAAP Operating Margin		8.1%	11.2%
Adjusted Operating Margin		13.2%	12.5%

(g) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(h) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(i) Depreciation expense in 2005 was $7,764 at Life and Laboratory Sciences, $2,045 at Measurement and Control and $10,760 Consolidated. Depreciation expense in 2004 was $7,446 at Life and Laboratory Sciences, $2,621 at Measurement and Control and $10,782 Consolidated.

(j) Includes items described in note (c).

(k) Includes items described in note (d).

(l) Book-to-bill ratio was 1.04 in the second quarter of 2005.

Consolidated Statement of Income (unaudited)

| (In thousands except per share amounts) | Six Months Ended | | | |
| | July 2, 2005 | | July 3, 2004 | |
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 1,212,829	$ 1,212,829	$ 1,050,341	$ 1,050,341
Costs and Operating Expenses:				
Cost of revenues (c)	666,140	654,675	570,596	567,852
Selling, general and administrative expenses	329,571	329,571	287,617	287,617
Amortization of acquisition-related intangible assets	26,523	-	9,450	-
Research and development expenses	75,760	75,760	66,861	66,861
Restructuring and other costs, net (d)	1,945	-	3,973	-
	1,099,939	1,060,006	938,497	922,330
Operating Income	112,890	152,823	111,844	128,011
Interest Income	5,927	5,927	3,586	3,586
Interest Expense	(10,442)	(10,442)	(5,423)	(5,423)
Other Income, Net (e)	33,323	5,729	15,106	5,492
Income from Continuing Operations Before Income Taxes	141,698	154,037	125,113	131,666
Provision for Income Taxes (f)	(39,355)	(44,771)	(34,869)	(37,907)
Income from Continuing Operations	102,343	109,266	90,244	93,759
Income from Discontinued Operations (includes income tax benefit of $35,780 in 2004)	-	-	43,958	-
Gain on Disposal of Discontinued Operations (net of income tax provision of $4,272 in 2005)	6,736	-	-	-
Net Income	$ 109,079	$ 109,266	$ 134,202	$ 93,759
Earnings per Share from Continuing Operations:				
Basic	$ .64		$ .55	
Diluted	$ .63		$ .53	
Earnings per Share:				
Basic	$ .68		$ .81	
Diluted	$ .67	$ .67	$ .79	$ .56
Weighted Average Shares:				
Basic	161,106		165,389	
Diluted	164,694	164,694	170,258	170,258

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude charges to cost of revenues (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items (note f) and results of discontinued operations.

(c) Reported results in 2005 and 2004 include $11,465 and $2,744, respectively, of charges primarily for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2005 include restructuring and other items consisting principally of severance, abandoned facility and other expenses of real estate consolidation and net gains on the sale of buildings. Reported results in 2004 include restructuring and other items consisting principally of severance, abandoned facility and other expenses of real estate consolidation, gain on the sale of a business and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.

(e) Reported results include $27,594 and $9,614 of net gains from the sale of shares of Newport Corporation and Thoratec Corporation in 2005 and Thoratec Corporation in 2004, respectively.

(f) Adjusted provision for income taxes excludes $5,416 and $2,138 of incremental tax benefit in 2005 and 2004, respectively, for the items in (b) through (e) and $900 in 2004 of tax benefit resulting from a reorganization of the company's subsidiary structure in Europe.

Segment Data (g)(h)(i)

(In thousands except percentage amounts)

	Six Months Ended	
	July 2, 2005	July 3, 2004
Life and Laboratory Sciences		
Revenues	$ 880,767	$ 735,289
GAAP Operating Income	100,905	100,128
Cost of Revenue Charges (j)	11,232	2,621
Restructuring and Other Items (k)	(1,894)	642
Amortization of Acquisition-related Intangible Assets	24,387	8,106
Adjusted Operating Income	$ 134,630	$ 111,497
GAAP Operating Margin	11.5%	13.6%
Adjusted Operating Margin	15.3%	15.2%
Measurement and Control		
Revenues	$ 332,062	$ 315,052
GAAP Operating Income	30,453	26,598
Cost of Revenue Charges (j)	233	123
Restructuring and Other Items (k)	3,202	2,521
Amortization of Acquisition-related Intangible Assets	2,134	1,343
Adjusted Operating Income	$ 36,022	$ 30,585
GAAP Operating Margin	9.2%	8.4%
Adjusted Operating Margin	10.8%	9.7%
Consolidated (including Corporate Costs)		
Revenues	$ 1,212,829	$ 1,050,341
GAAP Operating Income	112,890	111,844
Cost of Revenue Charges (j)	11,465	2,744
Restructuring and Other Items (k)	1,945	3,973
Amortization of Acquisition-related Intangible Assets	26,523	9,450
Adjusted Operating Income	$ 152,823	$ 128,011
GAAP Operating Margin	9.3%	10.6%
Adjusted Operating Margin	12.6%	12.2%

(g) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(h) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(i) Depreciation expense in 2005 was $14,543 at Life and Laboratory Sciences, $4,461 at Measurement and Control and $20,912 Consolidated. Depreciation expense in 2004 was $14,981 at Life and Laboratory Sciences, $5,078 at Measurement and Control and $21,660 Consolidated.

(j) Includes items described in note (c).

(k) Includes items described in note (d).

Condensed Consolidated Balance Sheet (unaudited)

(In thousands)		July 2, 2005		Dec. 31, 2004
Current Assets:				
Cash and cash equivalents	$	159,744	$	326,886
Short-term available-for-sale investments		11,061		185,369
Accounts receivable, net		512,648		469,553
Inventories		399,699		336,711
Other current assets		154,443		151,135
		1,237,595		1,469,654
Property, Plant and Equipment, Net		294,520		261,041
Acquisition-related Intangible Assets		490,638		158,577
Other Assets		164,300		174,428
Goodwill		1,947,321		1,513,025
	$	4,134,374	$	3,576,725
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	228,259	$	15,017
Other current liabilities		521,892		521,159
Current liabilities of discontinued operations		37,394		42,552
		787,545		578,728
Long-term Deferred Income Taxes and Other Long-term Liabilities		180,838		106,377
Long-term Obligations:				
Senior notes		383,771		135,232
Subordinated convertible obligations		77,234		77,234
Other		11,932		13,604
		472,937		226,070
Total Shareholders' Equity		2,693,054		2,665,550
	$	4,134,374	$	3,576,725